BY-LAW NO. 78-2

A by-law respecting the borrowing of money, the issuing of securities and the securing of liabilities by

MDS HEALTH GROUP LIMITED*

(the "Corporation")

(* name changed to MDS Inc. on October 31, 1996)

BE IT ENACTED as a by-law of the Corporation as follows:

The directors of the Corporation may from time to time:
    borrow money on the credit of the Corporation;
    issue, reissue, sell or pledge debt obligations of the Corporation;
    subject to section 44 of the Canada Business Corporations Act (the "Act"), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and, mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

This by-law shall be effective from the date of its enactment by the directors until it is confirmed, confirmed as amended or rejected by the shareholders in accordance with the .provisions of the Act.

MADE by the board of directors this 7th day of November, 1991.

______/s/ Wilfred G. Lewitt_______________	_________/s/ Betty Moffatt_______________
President	Corporate Secretary